EXHIBIT 99.1

Brookfield to invest up to $2 billion in Scout Clean Energy and Standard Solar

$3.5 billion invested or allocated by Brookfield in North America clean energy sector this year

Brookfield owns and operates an almost 65,000 MW diversified portfolio of renewables in the U.S.,

One of the largest clean power businesses in the country

Brookfield, News, Sept. 29, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC), together with its institutional partners, announces two further investments in the U.S. renewable energy sector.

Brookfield Renewable has agreed to acquire Scout Clean Energy (“Scout”) for $1 billion with the potential to invest an additional $350 million to support the business’ development activities ($270 million in total net to BEP). Scout’s portfolio includes over 1,200 MW of operating wind assets, including 400 MW managed on behalf of third parties, and a pipeline of over 22,000 MW of wind, solar and storage projects across 24 states, including almost 2,500 MW of under construction and advanced-stage projects.

Brookfield Renewable also announces today the closing of its acquisition of Standard Solar for consideration of $540 million with the potential to invest an additional $160 million to support the business’ growth initiatives ($140 million in total net to BEP). Standard Solar is a market-leading owner and operator of commercial and community distributed solar, with end-to-end development capabilities and a strong track record of delivering high-quality assets. Standard Solar has approximately 500 MW of operating and under construction contracted assets and a robust development pipeline of almost 2,000 MW and a strong team to execute on significant growth opportunities across several high value solar markets in the U.S., such as New York, Maryland, Minnesota and Maine.

Both Scout and Standard Solar will continue to operate as independent businesses within the Brookfield Renewable U.S. platform. The transactions will be invested through the Brookfield Global Transition Fund I (“BGTF I”), which is the largest fund in the world focused on the energy transition. Co-led by former Bank of England Governor and Brookfield Vice Chair, Mark Carney, and Brookfield Renewable CEO, Connor Teskey, BGTF I has raised $15 billion to invest across a range of transition opportunities.

Connor Teskey, CEO of Brookfield Renewable, said:

“We are thrilled to be putting more dollars to work in our U.S. renewables business. We underwrote both transactions without the benefit of the Inflation Reduction Act so the additional incentives now available represent a significant boost to each business. Our development pipeline in the United States is now close to 60,000 MW and is well diversified across wind, utility-scale solar, distributed generation, and energy storage. Combined with our existing fleet we are well positioned for continued growth as owners and operators of one of the largest diversified clean power businesses in the country.”

Michael Rucker, CEO and founder of Scout Clean Energy, said:

“Scout is pleased to be sponsored going forward by an industry-leading partner to help Scout continue to grow our rapidly expanding pipeline of wind, solar and battery storage projects across the United States. With the recent passage of the Inflation Reduction Act, we believe now is the right time for Scout to move into our next phase of expansion with a highly respected and experienced partner, like Brookfield Renewable.”

Scott Wiater, President & CEO of Standard Solar, said:

“Through this acquisition, which provides additional large-scale access to capital, Standard Solar is poised for massive growth, enabling us to contribute in an even more significant way to the clean energy transition. We’re looking forward to joining the Brookfield Renewable portfolio, one of the world’s largest renewable energy platforms. Our two companies share a mutual passion for renewables and company cultures that recognize and amplify excellence and equity - we are the ideal match.”

The Scout and Standard Solar acquisitions follow a string of recent clean energy investments by Brookfield Renewable in North America during 2022, including:

  Urban Grid: $650 million acquisition of a leading solar and battery storage developer with a high quality development pipeline of 20,000 MW of utility-scale solar and energy storage projects across key markets in the U.S. including the mid-Atlantic, Midwest and Southeast.
  Carbon Capture and Sequestration: Exclusive right to invest up to $750 million on a project by project basis into Entropy Inc. and a joint venture with California Resource Corporation, two leading carbon capture and sequestration platforms in Alberta and California, respectively.

Taken together, the Brookfield Global Transition Fund has invested or allocated $3.5 billion for clean energy investments and follow-on capital in North America in 2022.

Media contacts

Brookfield:	Scout:	Standard Solar
Simon Maine +44 (0)7398 909278 simon.maine@brookfield.com	Chad Thompson +1 901-331-0779 chad@scoutcleanenergy.com	Leah Wilkinson +1 703-907-0010 leah@wilkinson.associates

Investor Relations

Brookfield:
Cara Silverman +1 416 649 8196 cara.silverman@brookfield.com

About Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 24,000 MW of installed capacity and an approximately 100,000 MW development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $750 billion of assets under management.

About Scout Clean Energy

Scout Clean Energy is a renewable energy developer and owner-operator headquartered in Boulder, Colorado with approximately 1,200 MW of operating wind assets, including 400 MW managed on behalf of third parties, and a pipeline of over 22,000 MW of wind, solar and storage projects across 24 states, including almost 2,500 MW of under construction and advanced-stage projects. Scout has expertise in all aspects of renewables project development, permitting, power marketing, finance, construction, 24/7 operations, and asset management. For more information, please visit www.scoutcleanenergy.com.

About Standard Solar

Standard Solar is powering the nation’s energy transformation – channeling its project development capabilities, financial strength and technical expertise to deliver the benefits of solar, as well as solar + storage, to businesses, institutions, farms, governments, communities and utilities. Building on 18 years of sustainable growth and in-house funding and tax equity investment capital, Standard Solar is a national leader in the development, funding and long-term ownership and operation of commercial and community solar assets. Recognized as an established financial partner with immediate, deep resources, the company owns approximately 500 MW of operating and under construction contracted assets across the United States. Standard Solar is based in Rockville, Maryland. Learn more at standardsolar.com, LinkedIn and Twitter: @StandardSolar.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “potential”, “can” or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the parties’ future expectations, beliefs, plans, objectives, financial condition, assumptions or future events or performance, including with respect to the development of Scout Clean Energy’s or Standard Solar’s pipeline and the ability of the parties to optimize value of that pipeline. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors, including the ability of the parties to realize the expected benefits of the acquisition of Scout Clean Energy or Standard Solar, which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.